SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2023 (Report No. 2)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On June 21, 2023, Nano Dimension Ltd. (the “Registrant”) issued a press release titled “Nano Dimension Highlights Leadership Strength and Record of Driving Value Creation for Shareholders.” A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on June 21, 2023, titled “Nano Dimension Highlights Leadership Strength and Record of Driving Value Creation for Shareholders” (incorporated by reference to Exhibit (a)(5)(P) to Amendment No. 6 to the Tender Offer Statement on Schedule TO filed with the SEC by the Registrant on June 21, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: June 21, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

2